REPORT UNDER
NATIONAL INSTRUMENT 62-103,
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), and
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

  Name and address of the Purchaser :

  MDS Inc.
  100 International Boulevard
  Toronto, Ontario
  M9W 6J6

  Designation and number or principal amount of the securities and the Purchaser's securityholding percentage in the class of securities of which the Purchaser acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the early warning news release, and whether it was ownership or control that was acquired in these circumstances:

  9,926,747 Common Shares of Evolved Digital Systems Inc. ("Evolved") (formerly known as Electromed Inc.) acquired as a result of Evolved's combination with Inphact, Inc., and 1,268,167 Common Shares pursuant to an offering by way of prospectus, the closing of which occurred on October 15, 2003.

  Designation and number or principal amount of securities and the Purchaser's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the early warning news release:

  11,194,914 Common Shares of Evolved representing 19.9% of the outstanding Common Shares

  Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:

  (a) the Purchaser, either alone or together with any joint actors, has ownership and control;

  11,194,914 Common Shares of Evolved

  (b) the Purchaser, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Purchaser or any joint actor; and

  N/A

  (c) the Purchaser, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

  N/A

  Name of the market where the transaction or occurrence that gave rise to the early warning news release took place:

  The Purchaser acquired 1,268,167 common share of Evolved on Toronto Stock Exchange pursuant to Evolved public offering. Furthermore, on July 10, 2003, Evolved and Inphact entered into the Exchange Agreement pursuant to which Evolved has, on the October 15, 2003, purchase all of the issued and outstanding shares and notes of Inphact and granted certain rights to holders of options to acquire common shares of Inphact in exchange for the issuance by Evolved to holders of such securities of Inphact of up to 35,224,116 common shares of Evolved. Since the completion of the combination of Inphact and Evolved, Evolved holds all of the issued and outstanding shares of Inphact, and holders of such securities of Inphact hold together approximately 70% of the issued and outstanding common shares of Evolved. Pursuant to the Exchange Agreement, as of date of the closing of the combination, the holders of securities of Inphact have exchanged and transferred their securities of Inphact for common shares of Evolved. The Purchaser was granted 9,026,747 common shares of Evolved by virtue of this exchange.

  Purpose of the Purchaser and any joint actors in effecting the transaction or occurrence that gave rise to the early warning news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

  As of this date, the purchaser has no intention to acquire ownership, or control over, additional securities of Evolved.

  General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Purchaser, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the early warning news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

  In connection with the combination of Inphact, Inc. and Evolved, MDS Inc. has signed a shareholders agreement pursuant to which the parties have agreed to, among other things, exercise the voting rights in favour of the other parties' nominees as directors of Evolved.

  Names of any joint actors in connection with the disclosure:

N/A

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Purchaser; and, if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:

Pursuant to the combination of Inphact and Evolved and to the exchange agreement, the Purchaser exchanged its debt and shares in Inphact for 9,926,747 common shares of Evolved.

10. If applicable, a description of any change in any material fact set out in a previous report by the Purchaser under the early warning requirements:

N/A

DATED October 17, 2003.

MDS Inc.
By: /s/ Peter E. Brent
Peter E. Brent
Sr. Vice-President & General Counsel